August 18, 2008

VIA EDGAR

Securities and Exchange Commission

Christopher J. White, Branch Chief

100 F Street, N.E.

Washington, DC 20549-7010

Re:	Minera Andes Inc.
Form 40-F Registration Statement
File No.: 000-22731

Dear Mr. White:

We have received your comment letter dated August 5, 2008 regarding our Form 40-F registration statement filed for the fiscal year ended December 31, 2007. In your letter you asked that we respond to the comments within 10 business days. We have been delayed in responding because key personnel and advisers have been traveling or on vacation during the past two weeks. We are writing to advise you that we intend to submit our response within 10 business days from today.

Sincerely,

/s/ Allen V. Ambrose
Allen V. Ambrose President and Chairman

cc:	Donald F. Delaney (via fax 202-772-9369)
George K. Shuler
Henry A. John
Bonnie Kuhn
Brad Wiggins

111 E. Magnesium Road, Ste A         Spokane, Washington 99208         Phone: (509) 921-7322         Fax: (509) 921-7325